Exhibit 99.1

Regulatory Announcement

Kofax Limited

KOFAX APPOINTS JOE ROSE TO ITS AUDIT COMMITTEE

Irvine, CA, May 1, 2014 Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today announced that Joe Rose has been appointed as a member of the Audit Committee effective April 28, 2014. Mr. Rose has been a director since April 1, 2009 and currently also serves as a member of the Nominating and Remuneration Committees.

About Kofax Limited

Kofax® Limited (NASDAQ and LSE: KFX) leading provider of smart process applications for the business critical First Mile™ of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in banking, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific.

Kofax is a registered trademark and First Mile is a trademark of Kofax Limited

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Source: RNS Kofax Limited